[redacted]

AB* 3/7

08028642

SECURIT... ...SSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DBS Vickers Securities (USA), Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue, Suite 1201
(No. and Street)
New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Annemarie Brown **(212) 826 – 3559**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Annemarie Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DBS Vickers Securities (USA), Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neiiher the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Annemarie Brown
Signature

VP Controller
Title

Athanasios Barakaris
Notary Public

Athanasios Barakaris
Notary Public, State Of New York
Qualified in King County
Reg. No. 01BA6149908
My commission expires on 07-17-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

DBS Vickers Securities (USA) Inc.
December 31, 2007
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. at December 31, 2007, in conformity with US generally accepted accounting principles.

Ernst & Young LLP

February 28, 2008

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 3,675,461
Bank certificates of deposit	3,500,000
Commissions receivable from affiliates	487,280
Furniture, equipment and leasehold improvements—net of accumulated depreciation of $474,576	36,653
Prepaid expenses and other assets	316,489
Total assets	$ 8,015,883
Liabilities and stockholder's equity	
Liabilities:	
Bonus payable	$ 1,309,000
Accrued expenses and other liabilities	189,661
Total liabilities	1,498,661
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,684,990
Retained earnings	3,832,222
Total stockholder's equity	6,517,222
Total liabilities and stockholder's equity	$ 8,015,883

The accompanying notes are an integral part of the statement of financial condition.

DBS Vickers Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

DBS Vickers Securities (USA) Inc. (the Company) is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the Parent), a Singapore based company. The Company is registered with the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash and cash equivalents at major U.S. financial institutions, the balances of which at times may exceed federally insured limits. At December 31, 2007, the Company had a Certificate of Deposit of approximately $127,000 pledged to a third party to collateralize a letter of credit related to a lease deposit.

Bank Certificates of Deposit

The Company currently maintains a 7 month Bank Certificate of Deposit in the amount of $3,500,000 maturing in March 2008. Early withdrawal penalties for withdrawing funds prior to their maturity date in no event will be less than the unpaid and accrued interest to date.

Depreciation and Amortization

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of two to four years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Transactions in Foreign Currencies

Transactions in foreign currency are translated using daily rates of exchange. Assets and liabilities accounts denominated in foreign currencies at end of year are translated at using closing rates. Any gains or losses from foreign currency transactions are included in the statement of income.

Income Taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

Accounting for Uncertainty in Income Taxes

Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" (FIN 48) prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the Company shall initially recognize tax positions in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that exceeds a 50% probability of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company has assessed its tax position and concludes that no material variance will be incurred for those open tax years beginning in 2004 through 2006. The Company will continually measure this assessment.

2. Significant Accounting Policies (continued)

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amount reflected on the Statement of Financial Condition. Financial instruments include cash, cash equivalents and bank certificates of deposit. The fair value of such instruments approximates their carrying value due to their short maturity and pricing terms.

4. Related Party Transactions

Substantially all of the Company's commission income is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. Pursuant to a clearing arrangement with the Parent and its affiliates, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. This commissions receivable from customers collected by an affiliate amounted to $356,722 as of December 31, 2007.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions are allocated by the affiliate based on latest estimates. Commissions receivable from this activity amounted to $130,558 as of December 31, 2007.

The Company pays commissions expense and other clearing fees to affiliates based on customer trading activity. The Company receives the commission income from customers after deducting the commission expense owing to the affiliates. As a result, there are no commissions payable to affiliates.

5. Income Taxes

At December 31, 2007, the Company had a net deferred tax asset of approximately $33,000, which is primarily attributable to realized foreign exchange losses, depreciation and deferred rent. The Company believes that it is more likely than not that it will realize the benefit related to the deferred tax asset.

The difference between income tax expense and the amount computed at the Federal statutory rate primarily relates to state and local tax expense.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had regulatory net capital of $5,545,393 which is $5,295,393 in excess of the Company's net capital requirement.

7. Commitments and Contingencies

Leases

On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011. During June 2007, the Company sub-leased a portion of its office space.

7. Commitments and Contingencies (continued)

Future minimum lease payments, sublease rental and net rent commitments as of December 31, 2007 are as follows:

	Operating Commitments	Sublease Rental Commitments	Net
2008	$ 385,700	$ (146,475)	$ 239,225
2009	385,700	(146,475)	239,225
2010	385,700	(146,475)	239,225
2011	96,425	(24,412)	72,013
Total	$ 1,253,525	$ (463,837)	$ 789,688

Rental income and rent expense for the year ended December 31, 2007 amounted to approximately $102,200 and $366,000, respectively.

Regulatory Compliance

The Company is a party to regulatory investigations in the ordinary course of its business. There exists an inherent difficulty in predicting the outcome of such matters, but based on management's current knowledge, management believes that the Company is in compliance with the regulatory requirements, and does not expect the outcome of any investigations to have a material adverse effect on its financial position.

8. Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2007, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2007 settled with no resultant loss being incurred by the Company.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors and Stockholder of
DBS Vickers Securities (USA) Inc.

In planning and performing our audit of the financial statements of DBS Vickers Securities (USA) Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31 2007, and these deficiencies do not affect our report on the financial statements of the Company dated February 28, 2008. Though the Company performs reviews and approves the financial statements, the process failed to detect a double posting of bonus expense for $50,000, as well as $66,000 of unrecorded interest on certificates of deposit. Additionally, the Company's commissions reconciliation procedures were ineffective and did not detect a $106,000 overstatement of commission income. These adjustments were subsequently recorded, net of applicable taxes. The Company has consequently amended and refiled its December 31 2007 FOCUS report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the items noted in the preceding paragraph, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2008

END